

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 3, 2011

**via U.S. mail and facsimile**

Stuart A. Miller, CEO
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida  33172

> **RE:** **Lennar Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2010**
> **Filed January 31, 2011**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2011**
> **File No. 1-11749**

Dear Mr. Miller:

We have reviewed your response letter dated May 27, 2011, and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended February 28, 2011

(2)  Operating and Reportable Segments, page 7

1. We note your response to comment 2 in our letter dated May 2, 2011.  Please provide us with a better understanding of the nature of the $10 million pre-payment for management fees (i.e., the services you were going to provide for the $10 million payment and the corresponding time period).  Please also explain to us the business reasons for the unconsolidated entity terminating the services to be provided to earn the $10 million without requesting a return of the pre-payment.  Please also clarify to us and in your future disclosures that you are not providing the unconsolidated entity with any other services for the $10 million payment.

2.  To help us better understand your accounting, please provide us with the corresponding development management agreement.  If you wish to have this information treated as confidential, please refer to Freedom of Information Act Rule 200.83.  Please refer to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act if you plan to seek return of this information.  To facilitate the return of the development management agreement, please include a self-addressed, postage paid package.  Alternatively you may request that we shred and dispose of the materials.

(8)  Rialto Investments Segment, page 18

3.  In future filings, please disclose in the footnotes to your consolidated financial statements disclosure that provides investors with a clear understanding of your application of the consolidation literature to the Fund.  This disclosure should include the following:
    *   The factors that resulted in your determination that the Fund is not a variable interest entity but rather a voting interest entity.
    *   The factors that resulted in your determination that the limited partners have substantive kick-out rights.
    *   A statement that you account for your interest in the fund under the equity method of accounting.
    Please provide us with the disclosures you intend to include in future filings.

    You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                                                    Sincerely,


                                                    Terence O'Brien
                                                    Accounting Branch Chief